

May 17, 2023

Monica Vinay
Interim Chief Financial Officer
MYERS INDUSTRIES INC
1293 S. Main Street
Akron, Ohio 44301

  Re: MYERS INDUSTRIES INC
   Form 10-K for Fiscal Year Ended December 31, 2022
   Filed March 3, 2023
   Form 8-K Filed May 4, 2023
   Response Letter Dated May 4, 2023
   File No. 001-08524

Dear Monica Vinay:

  We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2023 letter.

Form 8-K Filed May 4, 2023

Exhibit 99.1

1. We note your presentation of Adjusted EBITDA margin at the consolidated level without also presenting the most directly comparable US GAAP measure, or net income margin. As previously requested in comment 1, please expand your presentation of your non-GAAP measures to include a presentation, with equal or greater prominence, of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(a) of Regulation S-K. Refer to the second and third bullets of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for additional guidance.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services